Voltaic Marine, Inc.



ANNUAL REPORT

4145 S.W. Watson, Suite 350

Beaverton, OR 97005

(503) 868-0399

http://voltaicmarine.com/

This Annual Report is dated April 26, 2023.

BUSINESS

Voltaic Marine, Inc. ("Voltaic Marine" or the "Company") is a C-Corp organized under the laws of the state of Delaware.

Voltaic Marine as a Boat Brand will build recreational boats focused on Clean Energy Propulsion. The main revenue strategy is selling Boats to dealerships or directly to end customers depending on the territory/scenario. Plans include offering the battery, propulsion architecture, and software to the industry for other brands or end customers to license or purchase. Voltaic Marine's first focus on Water Sports, Aluminum Hull, and purpose-built clean energy propulsion is a unique niche in the market and sets Voltaic Marine apart. Voltaic Marine will expand its lineup of Boat Models to accommodate multiple segments and use cases in the Marine Industry.

Corporate History & Related Entities

The Company was initially organized as Voltaic, LLC, an Oregon limited liability company on September 18, 2019, then formed Voltaic Marine, Inc., a Delaware corporation on December 16, 2022, effective on January 1, 2023. The majority of company assets were then transferred from Voltaic, LLC to Voltaic Marine, Inc. with Voltaic, LLC retaining ownership of the company IP.

Our parent company, Voltaic, LLC, was founded in Oregon in 2019. Voltaic Marine, Inc. has been a 90% owned (undiluted) or wholly-owned subsidiary of Voltaic, LLC since 2023. The parent company owns and exclusively licenses key IP to Voltaic Marine, Inc., and will be reimbursed for maintenance fees.

Use of Intellectual Property ("IP")

The Company has an exclusive licensing agreement with Voltaic, LLC to use Voltaic, LLC's design patents, utility patents, trademarks, domain names, social media accounts, software, and source code.

The Company was granted a royalty-free, exclusive, worldwide, and perpetual right, and license to exploit the Licensed Rights, in exchange for the reimbursement to the Licensor of all future development and maintenance costs related to the Intellectual Property. Design Patent Application Number 29/823,252 filed January 14, 2022, Utility Patent Application Number 17/576.013 filed January 14, 2022, Class 9 and 12 Trademark Reg. No. 6,755,514 filed June 07, 2022, U.S. from Voltaic, LLC. In addition, Voltaic, LLC has developed other IP, including domain names, social media accounts, software, and source code.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $6,931,217.00

Number of Securities Sold: 24,570,071

Use of proceeds: Stock and asset transfer from Voltaic LLC.

Date: January 26, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2022, compared to the year ended December 31, 2021 (through

Voltaic, LLC)

Revenue

Revenue for the fiscal year 2022 was $0 and the Company did not operate in 2021 as a result of the Company only being incorporated and active on January 1st, 2023. The Company did not offer to sell any product and is considered in the pre-revenue, pre-prototype phase. We believe that funding in 2023 will allow the Company to manufacture a prototype, raise more funds, take on sales and begin manufacturing production.

Cost of sales

In both 2022 and 2021, the Company did not have sales. The Company did not expect any sales in 2022 due to being pre-revenue, pre-prototype, and not offering any product for sale in 2022.

Gross margins

In both 2022 and 2021, the Company did not have gross profit. The Company did not offer any products for sale or accept payments.

Expenses

The Company did not incur any expenses in 2022. Operating costs of $88,771 were covered by Voltaic LLC by Member Contributions. This is because Voltaic Marine, Inc. was not active till January 1st, 2023, so operating expenses were covered by Voltaic LLC.

Historical results and cash flows

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company has not offered a product for sale previously. Our internal projections point to expected sustainable sales growth from industry interest and comparisons to other electric boat companies. Past cash was primarily generated through equity investments from the founder.
Our goal is to grow to over 5,115 boats a year in sales by year 7, 1.7% of the US market. The market size for Global Recreational Boating is healthy and with expanding model lineups, the Company will be able to expand further into the $230 Billion Industry. Given the growth of electric vehicles in the automotive industry and bans on new future fossil fuel sales, we believe there will be healthy growth in the electric boating market, projected to grow to $14.9 Billion by 2030.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $20,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Richard Hau Phamdo

Richard Hau Phamdo's current primary role is with Intel Corporation. Richard Hau Phamdo currently services 14 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder / CEO

Dates of Service: January, 2023 - Present

Responsibilities: Overseeing all operations as CEO, CFO, and Secretary. Will identify candidates for CFO and Secretary in the future. No Salary is taken during Regulation CF Financial Review Round. Voltaic Marine Inc. has transferred 24,570,071 shares of common stock to Voltaic LLC, in which Richard Phamdo is the Sole Owner. Richard spends approximately 14 hours per week working for Voltaic Marine.

Position: Board Director

Dates of Service: January, 2023 - Present

Responsibilities: Manages the overall business and affairs of the company.

Position: CFO/Treasurer

Dates of Service: January, 2023 - Present

Responsibilities: Responsible for general financial affairs of the company and keeping accurate accounting books.

Other business experience in the past three years:

Employer: Voltaic LLC

Title: Founder / CEO

Dates of Service: September, 2019 - Present

Responsibilities: Richard founded Voltaic LLC, self funding, managing all operations and led design activities to complete patent filings, the first model design AEW24 and founded Voltaic Marine Inc, which will issue shares for a Regulations CF funding round and take the design to prototype and production.

Other business experience in the past three years:

Employer: Intel Corporation

Title: Automotive Global Account Director

Dates of Service: June, 2010 - Present

Responsibilities: Manages relationships between Intel, Automotive, EV and Autonomous companies, primarily in the Bay Area of California.

Other business experience in the past three years:

Employer: Voltaic Technologies LLC

Title: Founder / CEO

Dates of Service: April, 2021 - Present

Responsibilities: IT Hosting and Blockchain Services

Name: Thomas Reed Stevens

Thomas Reed Stevens's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: January, 2023 - Present

Responsibilities: Lead day to day efforts related to fundraising, and business development planning and execution.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Voltaic LLC (Richard Phamdo acting as Manager and owns 90% undiluted)

Amount and nature of Beneficial ownership: 23,034,439

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Voltaic LLC

Names of 20% owners: Richard Hau Phamdo

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Exchange Shares. Subject to the terms and conditions set forth herein, in exchange for the Assets, Transferee shall issue Transferor, 24,570,071 shares of Transferee's Common Stock (the "Shares").

Material Terms: License Grant. Subject to the conditions set forth in this Agreement, Licensor hereby grants to Licensee a royalty free, exclusive, worldwide and perpetual right and license to exploit the Licensed Rights, in exchange for the reimbursement to Licensor of all future development and maintenance costs related to the Intellectual Property.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 27,500,000 with a total of 25,593,821 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 1,215,707 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,343,675 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the

"CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Voltaic Marine was formed on December 16, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Voltaic Marine has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Voltaic Marine or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Voltaic Marine could harm our reputation and materially negatively impact our financial condition and business. If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed. Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage. Since our products are electricity-delivering devices and our boats have fast moving blades, it is possible that users or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, to the extent we hold applicable insurance coverage, could require us to make significant payments. The Chief Executive Officer does not currently receive a salary for his role with the Company. Richard Phamdo, the CEO of Voltaic Marine, Inc. (Voltaic Marine), does not currently receive a salary for his work at Voltaic Marine. He currently receives a salary from Intel Corporation as an Automotive Global Account Director and splits his working time between Intel and Voltaic Marine. Although Richard has substantial equity investments in Voltaic Marine, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once Voltaic Marine raises approximately $1,235,000 or more, completed product prototype development, and initial pre-orders are placed, the Company plans on providing Richard with a reasonable salary given the company's cash flow. When this happens, Richard will leave his position at Intel Corporation and no longer receive a salary for that work.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

Voltaic Marine, Inc.

By   /s/ *Richard Phamdo*

Name: Voltaic Marine, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Voltaic LLC (the "Company") an Oregon Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Voltaic LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter
The Company has an entity, as defined by Rule 405 of the Securities Act of 1933, named Voltaic Marine, Inc. The financial statements of that entity should be read in conjunction with these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 13, 2023
Vincenzo Mongio

Statement of Financial Position

| | As of December 31, | |
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	-	-
Total Current Assets	-	-
Non-current Assets		
IT Equipment	600	-
Total Non-Current Assets	600	-
TOTAL ASSETS	600	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Liabilities	-	-
Total Current Liabilities	-	-
Long-term Liabilities		
Other Liabilities	-	-
Total Long-Term Liabilities	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Member Contribution	148,384	59,014
Accumulated Deficit	(147,785)	(59,014)
Total Equity	600	-
TOTAL LIABILITIES AND EQUITY	600	-

Statement of Operations

| | Year Ended December 31, | |
	2022	2021
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	87,271	28,470
Rent and Lease	1,500	1,386
Total Operating Expenses	88,771	29,856
Net Income (loss)	(88,771)	(29,856)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(88,771)	(29,856)
Net Cash provided by (used in) Operating Activities	(88,771)	(29,856)
INVESTING ACTIVITIES		
IT Equipment	(600)	-
Net Cash provided by (used in) Investing Activities	(600)	(2,021)
FINANCING ACTIVITIES		
Member Contributions	89,371	29,856
Net Cash provided by (used in) Financing Activities	89,371	29,856
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2021	0
Member Contributions	29,856
Net Income (Loss)	(29,856)
Ending Balance 12/31/2021	0
Member Contributions	89,371
Net Income (Loss)	(88,771)
Ending Balance 12/31/2022	600

Voltaic LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Voltaic Marine LLC was formed in Oregon on September 18th, 2019. The Company's name changed to Voltaic LLC on July 3rd, 2020. The Company plans to license IP rights to a newly created entity, Voltaic Marine, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

At the present time, the Company does not have an Equity-Based Compensation plan.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Voltaic LLC leases virtual office space from Regus under a 12-month agreement requiring monthly payments of $105. The current lease expires June 1st, 2023 and is cancelable upon written notice. Future minimum lease payments as of December 31st, 2022, are as follows:

Lease Payments 5 Years Subsequent to 2022

Year	Amount
2023	630
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company currently operates on Membership Percent Interest and the owner holds 100% of the Membership Interest in the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 13, 2023, the date these financial statements were available to be issued.

On January 1st, 2023, the Company entered into a royalty-free Intellectual Property Licensing Agreement, allowing for the use of the company's intellectual property, with Voltaic Marine, Inc.

On January 1st, 2023, the Company entered into an Asset Transfer Agreement with Voltaic Marine, Inc. in which the Company forfeited control of all of its liabilities and assets, aside from the Intellectual Property outlined in the aforementioned Intellectual Property Licensing Agreement, in exchange for 23,034,439 of the Voltaic Marine, Inc's Common Stock.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

CERTIFICATION

I, Richard Phamdo, Principal Executive Officer of Voltaic Marine, Inc., hereby certify that the financial statements of Voltaic Marine, Inc. included in this Report are true and complete in all material respects.

Richard Phamdo

CEO